As filed with the U.S. Securities and Exchange Commission on June 14, 2024

Registration No. 333-271460

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

POST-EFFECTIVE AMENDMENT NO. 3 TO

FORM F-6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

____________________

ASLAN Pharmaceuticals Limited

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer’s name into English)

The Cayman Islands

(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.

(Exact name of depositary as specified in its charter)

383 Madison Avenue, Floor 11, New York, NY 10179

Telephone (800) 990-1135

____________________

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

Telephone: (212) 947-7200

(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

JPMorgan Chase Bank, N.A.

383 Madison Avenue, Floor 11

New York, NY 10179

Tel. No.: (800) 990-1135

It is proposed that this filing become effective under Rule 466

☒	immediately upon filing
☐	on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing a specified number of ordinary shares of ASLAN Pharmaceuticals Limited	n/a	n/a	n/a	n/a

(1)	Each unit represents one American Depositary Share.
(2)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

Pursuant to Rule 429, the Prospectus contained herein also relates to the American Depositary Shares registered under Form F-6 Registration Statement Nos. 333-248632 and 333-224273. This Registration Statement constitutes Post-Effective Amendment No. 1 to Registration No. 333-248632 and Post Effective Amendment No. 2 to Registration Statement No. 333-224273.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the form of Amendment No. 2 to the Amended and Restated Deposit Agreement (the “Deposit Agreement” or the “Amended and Restated Deposit Agreement”) filed as Exhibit (a)(3) to this Post-Effective Amendment to Registration Statement on Form F-6, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus
(1)	Name and address of Depositary		Introductory paragraph and bottom of face of American Depositary Receipt

(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center

Terms of Deposit:

	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner

	(ii)	Procedure for voting, if any, the deposited securities	Paragraphs (6), (11) and (12)

	(iii)	Collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)

	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8), (11) and (12)

	(v)	Sale or exercise of rights	Paragraphs (4), (5) and (10)

	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (3), (4), (5), (10) and (13)

	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (15), (16) and (17)

	(viii)	Rights of holders of ADRs to inspect the transfer books of the Depositary and the list of Holders of ADRs	Paragraph (3)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), (5) and (6)

	(x)	Limitation upon the liability of the Depositary	Paragraph (14)

(3)	Fees and Charges		Paragraph (7)

Item 2. AVAILABLE INFORMATION
Item Number and Caption		Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(a)	Statement that ASLAN Pharmaceuticals Limited is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly files certain reports with the Securities and Exchange Commission, and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Securities and Exchange Commission in Washington, D.C.	Paragraph (8)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)(1)

Form of Deposit Agreement. Form of Amended and Restated Deposit Agreement among ASLAN Pharmaceuticals Limited, JPMorgan Chase Bank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners from time to time of ADRs issued thereunder. Previously filed as Exhibit (a) to Form F-6 (333-248632) filed with the Securities and Exchange Commission, which is incorporated herein by reference.

(a)(2)	Form of Amendment No. 1 to Deposit Agreement. Form of Amendment No. 1 to the Amended and Restated Deposit Agreement among ASLAN Pharmaceuticals Limited, the Depositary and all Holders and Beneficial Owners from time to time of ADRs issued thereunder. Previously filed as Exhibit (a)(2) to Post-Effective Amendment No. 1 to Form F-6 (333-224273) filed with the Securities and Exchange Commission, which is incorporated herein by reference.

(a)(3)	Form of Amendment No. 2 to Deposit Agreement. Form of Amendment No. 1 to the Amended and Restated Deposit Agreement among ASLAN Pharmaceuticals Limited, the Depositary and all Holders and Beneficial Owners from time to time of ADRs issued thereunder, including the form of American Depositary Receipt attached as Exhibit A thereto. Filed herewith as Exhibit (a)(3).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. Previously filed.

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

(f)	Power of Attorney for certain officers and directors of the Registrant. Included as part of the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A. on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, June 14, 2024.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Gregory A. Levendis
Name: Gregory A. Levendis
Title: Executive Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, ASLAN Pharmaceuticals Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Singapore, on June 14, 2024.

ASLAN Pharmaceuticals Limited

By:	/s/Carl Firth, Ph.D.
Name:	Carl Firth, Ph.D.
Title:	Chief Executive Officer

Each person whose signature appears below constitutes and appoints each of Carl Firth, Ph.D., Kiran Asarpota and Ben Goodger as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of American depositary shares representing ordinary shares of the registrant (the “ADSs”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-6 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such ADSs, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Under the requirements of the Securities Act, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons on June 14, 2024, in the capacities indicated.

SIGNATURES

Signature	Title

/s/Carl Firth, Ph.D. Carl Firth, Ph.D.	Chief Executive Officer (principal executive officer)

/s/Kiran Asarpota Kiran Asarpota	Chief Operating Officer (principal financial and accounting officer)

/s/Andrew Howden Andrew Howden	Chairman

/s/Kathleen M. Metters, Ph.D. Kathleen M. Metters, Ph.D.	Director

/s/Neil Graham, M.D., M.P.H., M.B.B.S. Neil Graham, M.D., M.P.H., M.B.B.S.	Director

/s/Robert Hoffman Robert E. Hoffman	Director

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF THE REGISTRANT

Pursuant to the requirements of the United States Securities Act of 1933, as amended, the undersigned, the registrant’s duly authorized representative in the United States has signed this Post-Effective Amendment to Registration Statement on Form F-6 on June 14, 2024.

Authorized U.S. Representative

ASLAN Pharmaceuticals (USA) Inc., a Delaware corporation

By:	/s/Carl Firth, Ph.D.
Name:	Carl Firth, Ph.D.
Title:	Chief Executive Officer and President

INDEX TO EXHIBITS

Exhibit Number

(a)(3)	Form of Amendment No. 2 to the Amended and Restated Deposit Agreement

(e)	Rule 466 Certification